PRESS RELEASE

Banro Announces Results of Special Meeting of Holders of Common Shares, Meeting of Holders of 10% Senior Secured Notes Due March 1, 2017 and Special Meeting of Holders of Series A Preference Shares and Series B Preference Shares

Toronto, Canada – March 31, 2017 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT - "BAA"; TSX - "BAA") is pleased to announce that at a special meeting of holders of Banro common shares (“Common Shareholders”), a meeting of holders of Banro’s 10% Senior Secured Notes due March 1, 2017 (“Noteholders”), and a special meeting of holders of Banro Series A Preference Shares and Series B Preference Shares (“Preference Shareholders”), in each case held on March 31, 2017 in Toronto (collectively, the “Meetings”), security holders overwhelmingly approved the Company’s previously announced proposed recapitalization transaction (the “Recapitalization”) and related matters.

Common Shareholders were asked to vote on resolutions approving (i) the issuance of common shares of the Company under the plan of arrangement (the “Plan of Arrangement”) being proposed to implement certain transactions under the Recapitalization (excluding votes cast by persons who are not Disinterested Shareholders (as defined in the circular mailed to security holders in connection with the Meetings)), (ii) the Recapitalization (excluding votes cast by persons (a) whose votes must be excluded pursuant to Multilateral Instrument 61-101 - Protection of Minority Securityholders in Special Transactions or (b) who are not Disinterested Shareholders), (iii) an amendment to the Company’s shareholder rights plan agreement (the “Shareholders Rights Plan”) such that it terminates automatically in accordance with the Plan of Arrangement (excluding votes cast by persons who may be considered to be not Independent Shareholders (as defined in the Shareholders Rights Plan)), and (iv) a special resolution authorizing the board of directors of the Company (the “Board”) to (within one year following the date of passage of this special resolution) consolidate the Company’s common shares at a ratio of ten (10), or such lesser number as is determined by the Board, to one (1). Noteholders and Preference Shareholders were each asked to vote on resolutions approving the Plan of Arrangement. Each such Noteholder and Preference Shareholder resolution required approval of at least 662/3% of the votes cast on such resolution and the resolution put to the Preference Shareholders, in addition to requiring the approval of the holders of the Series B Preference Shares, had the holders of Series A Preference Shares and Series B Preference Shares voting together as a single class.

The voting results of the resolutions passed by the Noteholders, Preference Shareholders and Common Shareholders at the Meetings are set forth below. Banro will file a report of voting results on its SEDAR profile at www.sedar.com.

Meetings’ results have been tabulated as follows:

	For (%)	Against (%)
Noteholders’ Arrangement Resolution	99.12	0.88
Preference Shareholders’ Arrangement Resolution
Holders of Series A Preference Shares and Series B Preference Shares voting together as a single class	100	0
Holders of Series B Preference Shares	100	0
Common Shareholders’ Issuance Resolution (excluding votes cast by persons who are not Disinterested Shareholders)	92.25	7.75
Common Shareholders’ Recapitalization Resolution (excluding votes cast by persons (a) whose votes must be excluded pursuant to Multilateral Instrument 61-101 - Protection of Minority Securityholders in Special Transactions or (b) who are not Disinterested Shareholders)	92.40	7.60
Common Shareholders’ Rights Plan Termination Resolution (excluding votes cast by persons who may be considered to be not Independent Shareholders)	92.40	7.60
Common Shareholders’ Consolidation Resolution	88.61	11.39

With the support of these approvals, Banro expects that the remaining conditions to the Recapitalization will be fulfilled as soon as practicable and will seek to obtain a final order of the Ontario Superior Court of Justice (Commercial List) to approve the Plan of Arrangement. The hearing for the final order is scheduled to be heard on April 6, 2017 at 10:00 am at the courthouse located at 330 University Avenue, Toronto, Ontario, Canada.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and on production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the proposed implementation of the Recapitalization, the satisfaction of the remaining conditions, and the timing to complete the Recapitalization and the anticipated effect of the Recapitalization on the Company’s operations and financial condition) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: the risk that the Company will be unable to obtain all remaining approvals necessary for implementation of the Recapitalization or may not be able to satisfy the other conditions to the completion of the Recapitalization contained in the support agreement; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than expected; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the Democratic Republic of the Congo; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 28, 2016 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:

Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com